Exhibit 99.3


                                  Relevant Fact



                                  PERDIGAO S.A.
                          CNPJ n(0) 01.838.723/0001-27
                            A Publicly Listed Company



                                  RELEVANT FACT


In compliance with Instruction 358 of CVM (Brazilian Securities and Exchange Commission) of January 3 2002, and according to its disclosure policy, Perdigao announces that it has signed a protocol of intentions with the state government of Goias and the city government of Mineiros for the installation of a poultry slaughtering and processing (turkey and chester(R)) agro-industrial complex in the Municipality of Mineiros, state of Goias.


The purpose of the new unit is to increase production in the light of good prospects for the international market and the recovery in the domestic market. This new initiative does not imply the closure of existing units currently in operation.


BASIC PROJECT DATA:
     o Investments - R$ 240 million
       . Fixed - R$ 165 million, between 2005 - 2007;
       . Working Capital - R$ 75 million.

     o The integrated outgrowers are to invest R$ 270 million in the construction of 200 production modules;

     o Full Capacity - 2008
       . 140,000 head of poultry/day (turkey/chester(R));
       . Processing - 81,000 tons/year;

     o Additional Sales - R$ 550 million once the project is fully implemented;

     o Generation of Employment: 2,000 direct and 6,000 indirect jobs;

                                  Exhibit 99.3


                                  Relevant Fact


For more information and full details of the press release, please access www.perdigao.com.br/ri/eng.


                         Sao Paulo (SP), August 19 2004.

                                 WANG WEI CHANG
                             CHIEF FINANCIAL OFFICER



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All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change
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